FILED PURSUANT TO RULE 424(b)(5)
REGISTRATION NO. 333-48368

January 22, 2001

Dear Dime Restricted Stock Holder:

As you know, beginning December 29, 2000, Dime issued Litigation Tracking Warrants™ (LTWs™) to all stockholders of record as of December 22, 2000. According to our records, you were the holder of Dime Restricted Stock as of December 22, 2000 (the distribution record date) and therefore were issued one LTW for each share of Dime common stock underlying your stock options outstanding as of that date. However, these LTWs are subject to the same transfer restrictions as apply to the underlying Restricted Stock, and accordingly may not be sold or transferred until the restrictions lapse.

After the trigger, LTWs may be exercised for shares of Stock with such shares subject to the same transfer restrictions as then apply to the Restricted Stock to which the LTWs related.

A Prospectus previously sent to you provides you with the information you need to get a better understanding of the LTWs. I urge you to read the entire Prospectus carefully for a discussion of the LTWs, Dime’s common stock, the goodwill lawsuit that gives rise to the issuance of the LTWs and the risks associated with the LTWs.

If you did not receive a Prospectus or need another copy, please call either the Compensation Department at 800-DIMEHRD (800-346-3473) or the Investor Relations Department at (212-326-6170).

If you have any questions about the LTWs, please call the Human Resources Department Hotline at 800-DIMEHRD (800-346-3473). If you have any questions about your outstanding Restricted Stock grant call Mike Connolly at 516-745-2004 or Denise Halleran at 516-745-2041.

Sincerely,

David McDowell